

November 18, 2011

Via E-mail
Najeeb Ghauri
Chief Executive Officer
NetSol Technologies, Inc.
23901 Calabasas Road, Suite 2072
Calabasas, CA 91302

> **Re:** **NetSol Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 24, 2011**
> **File No. 333-177483**
>
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 8, 2011**
> **File No. 000-22773**

Dear Mr. Ghauri:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form S-3

General

1.   We note that the consent of Kabani & Company filed as Exhibit 23.1 to your registration statement is dated as of January 18, 2007, and refers to the audit report relating to the company's financial statements for the year ended June 30, 2006. Please have your auditors file an updated consent that consents to the inclusion of their report relating to your financial statements for the year ended June 30, 2011, which are incorporated by reference into your Form S-3. Please also explain in your response letter the circumstances pursuant to which this outdated consent was filed with your registration statement, and confirm that your auditors reviewed the Form S-3 prior to its initial filing.

Selling Stockholders, page 33

2.   Please clearly disclose the individual or individuals who have sole or shared voting and dispositive powers with respect to the shares to be offered for resale by The Tail Wind Fund Ltd. and Solomon Strategic Holdings, Inc. For guidance, please see Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on the SEC website. We note in this regard that you indicate in the second paragraph of your selling stockholder disclosure that James Morton is the controlling shareholder of CIM, the investment manager for The Tail Wind Fund, but your disclosure should clearly state whether Mr. Morton and/or other individuals have sole or shared voting and dispositive power over the shares held by the fund.

Incorporation of Certain Information by Reference, page 40

3.   It appears that you should expressly incorporate by reference into your registration statement your Form 10-Q filed on November 8, 2011, as well as any other reports filed prior to the effective date of the registration statement and required to be incorporated by reference. See Item 12(a)(2) of Form S-3. Please revise accordingly. When amending your filing, consider including a statement to the effect that all filings that you file pursuant to the Exchange Act after "the date of the registration statement and prior to effectiveness of the registration statement" shall be deemed to be incorporated by reference into the prospectus. For guidance refer to our Securities Act Forms Compliance and Disclosure Interpretation 123.05.

Exhibit Index

4.   We note that you intend to file certain exhibits to your registration statement by amendment or as an exhibit to an Exchange Act filing to be incorporated by reference. In particular, we refer to the form of indenture that you intend to file as Exhibit 4.6 and the legal opinion that you intend to file as Exhibit 5.1. Please be advised that these two exhibits will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits. For guidance with respect to the form of indenture for the debt securities being registered, please refer to our Trust Indenture Act Compliance and Disclosure Interpretation 201.04.

Form 10-Q

Item 4. Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 37

5.   You disclose that as part of its evaluation of the effectiveness of your internal control over financial reporting as of September 30, 2011, management identified a material

weakness and as a result concluded that your internal control over financial reporting was not effective as of the evaluation date. The identified weakness relates to insufficient knowledge with respect to accounting for complex U.S. GAAP matters. Please explain to us how your management considered this material weakness in concluding that your disclosure controls and procedures were effective as of September 30, 2011, as indicated in your Form 10-Q. Alternatively, revise your filing as necessary. Please also ensure that you update your disclosure in future filings to reflect the timeline for any specific steps taken or planned to remediate the identified weakness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Act of 1933 and the Securities Exchange Act of 1934 and all applicable rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me at (202) 551-3483 with any questions. If you thereafter need assistance, you may contact Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: <u>Via E-mail</u>
        Patti McGlasson, General Counsel
        Lynne Bolduc, Oswald & Yap LLP